================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                             KINETIC CONCEPTS, INC.
                                (NAME OF ISSUER)
                            ------------------------

                             KINETIC CONCEPTS, INC.
                           FREMONT PURCHASER II, INC.
                             RCBA PURCHASER I, L.P.
                            JAMES R. LEININGER, M.D.
                      (NAME OF PERSON(S) FILING STATEMENT)
                            ------------------------

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                  49460W-01-0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                 DENNIS E. NOLL
                             SENIOR VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                             KINETIC CONCEPTS, INC.
                               8023 VANTAGE DRIVE
                            SAN ANTONIO, TEXAS 78230
                           TELEPHONE: (210) 524-9000

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                            ------------------------

                                WITH COPIES TO:

               DAVID W. HELENIAK, ESQ.                              STEPHEN D. SEIDEL, ESQ.
                 SHEARMAN & STERLING                               COX & SMITH INCORPORATED
                599 LEXINGTON AVENUE                            112 E. PECAN STREET, SUITE 1800
              NEW YORK, NEW YORK 10022                             SAN ANTONIO, TEXAS 78205
                   (212) 848-4000                                       (210) 554-5500

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [X] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                           CALCULATION OF FILING FEE

====================================================================================================================================
                      TRANSACTION VALUATION                                              AMOUNT OF FILING FEE
------------------------------------------------------------------------------------------------------------------------------------
                         $654,293,626.90*                                                    $130,858.73
====================================================================================================================================

* For purposes of calculating fee only. This transaction applies to an aggregate of 35,440,157 shares (sum of (i) 32,633,971 outstanding shares of common stock (not including 186,824 treasury shares or 6,064,155, 100,000 and 3,837,890 shares of common stock held by James R. Leininger, M.D., Peter A. Leininger, M.D. and Richard C. Blum & Associates, L.P., respectively, to remain outstanding after the Offer) and (ii) 2,806,186 outstanding options to purchase shares of Common Stock).

  Except as otherwise noted, the per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 is $19.25 per unit. The per unit price with respect to 723,300 options to purchase shares of Common Stock is $19.9375 per unit.

  The proposed maximum aggregate value of transaction is $654,293,626.90 (sum of (i) product of 32,633,971 shares of Common Stock and $19.25, (ii) product of
  (A) 2,082,886 options to purchase shares of Common Stock and (B) the difference between $19.25 and the exercise price of such options and (iii) product of (A) 723,300 options to purchase shares of Common Stock and (B) the difference between $19.9375 and the exercise price of such options).

  The total fee is $130,858.73 paid by wire transfer on October 7, 1997 to the designated lockbox depository maintained by the Commission at Mellon Bank. The amount of the filing fee, calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Common Stock to be acquired.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $130,858.73

Form or Registration No.: SC13E4

Filing Party: Kinetic Concepts, Inc.

Date Filed: October 8, 1997
================================================================================

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement (the "Statement") on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Kinetic Concepts, Inc., a Texas corporation (the "Company"), Fremont Purchaser II, Inc. ("F Purchaser"), RCBA Purchaser I, L.P. ("B Purchaser" and, together with F Purchaser, "Purchasers") and James R. Leininger, M.D. ("Dr. James Leininger") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by the Company for all the issued and outstanding shares of its common stock, $.001 par value per share (the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 8, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively.

     The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Issuer Tender Offer Statement on Schedule 13E-4 filed by the Company (the "Schedule 13E-4") with the Securities and Exchange Commission on the date hereof of the information required to be included in this Schedule 13E-3. The information set forth in the
Schedule 13E-4, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the schedules thereto.

                             CROSS REFERENCE SHEET

                                   ITEM IN                                     WHERE LOCATED IN
                               SCHEDULE 13E-3                                   SCHEDULE 13E-4
                              ----------------                                 ----------------
Item 1(a)....................................................................        Item 1(a)
Item 1(b)....................................................................        Item 1(b)
Item 1(c)....................................................................        Item 1(c)
Item 1(d)....................................................................                *
Item 1(e)....................................................................                *
Item 1(f)....................................................................           Item 4
Item 2(a)....................................................................                *
Item 2(b)....................................................................                *
Item 2(c)....................................................................                *
Item 2(d)....................................................................                *
Item 2(e)....................................................................                *
Item 2(f)....................................................................                *
Item 2(g)....................................................................                *
Item 3(a)....................................................................                *
Item 3(b)....................................................................                *
Item 4(a)....................................................................                *
Item 4(b)....................................................................                *
Item 5(a)-(g)................................................................    Item 3(a)-(j)
Item 6(a)....................................................................        Item 2(a)
Item 6(b)....................................................................                *
Item 6(c)....................................................................                *
Item 6(d)....................................................................                *
Item 7(a)....................................................................           Item 3
Item 7(b)....................................................................                *
Item 7(c)....................................................................                *
Item 7(d)....................................................................                *
Item 8(a)....................................................................                *
Item 8(b)....................................................................                *
Item 8(c)....................................................................                *
Item 8(d)....................................................................                *
Item 8(e)....................................................................                *
Item 8(f)....................................................................                *
Item 9(a)-(c)................................................................                *
Item 10(a)...................................................................                *
Item 10(b)...................................................................           Item 4
Item 11......................................................................           Item 5
Item 12(a)...................................................................                *
Item 12(b)...................................................................                *
Item 13(a)...................................................................                *
Item 13(b)...................................................................                *
Item 13(c)...................................................................                *
Item 14(a)-(b)...............................................................           Item 7
Item 15(a)...................................................................                *
Item 15(b)...................................................................           Item 6
Item 16......................................................................        Item 8(e)
Item 17(a)...................................................................        Item 9(b)
Item 17(b)...................................................................                *
Item 17(c)...................................................................        Item 9(c)
Item 17(d)...................................................................        Item 9(a)
Item 17(e)...................................................................                *
Item 17(f)...................................................................                *

---------------
* The Item is inapplicable or the answer thereto is negative.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The name of the issuer is Kinetic Concepts, Inc., a Texas corporation, which has its principal executive offices at 8023 Vantage Drive, San Antonio, Texas 78230.

     (b) This Statement relates to the offer by the Company to purchase all of the Shares for $19.25 per Share, net to seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase. The information set forth in the Offer to Purchase under "INTRODUCTION," "THE TENDER OFFER --
Section 6. Price Range of Shares; Dividends" and "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase under "INTRODUCTION" and "THE TENDER OFFER -- Section 6. Price Range of Shares; Dividends" is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 6. Price Range of Shares; Dividends" and "THE TENDER
OFFER -- Section 9. Dividends and Distributions" is incorporated herein by reference.

     (e) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Statement is being filed by the Company, which is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction and by Purchasers and Dr. James Leininger, all of whom are affiliates of the Issuer.

     (a) - (d) and (g). The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company," "THE TENDER OFFER -- Section 14. Certain Information Concerning Purchasers" and "SCHEDULE I. Directors and Executive Officers of the Company" is incorporated herein by reference.

     (e) - (f). Neither the Company, Purchasers, Dr. James Leininger nor any natural person listed in "SCHEDULE I. Directors and Officers of the Company" or "THE TENDER OFFER -- Section 14. Certain Information Concerning Purchasers" of the Offer to Purchase during the past five years, to its knowledge, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Related Party Transactions" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "INTRODUCTION" and "SPECIAL FACTORS -- Background of the Transactions" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of the Company for the Transactions," "SPECIAL FACTORS -- Rights of the Shareholders in the Transactions", "SPECIAL
FACTORS -- Plans for the Company after the Transactions; Certain Effects of the Transactions," "SPECIAL FACTORS -- The Transaction Agreement, the Support Agreement and the Agreement

Among Bidders," "THE TENDER OFFER -- Section 1. Terms of the Offer; Expiration Date," "THE TENDER OFFER -- Section 2. Acceptance for Payment and Payment for Shares," "THE TENDER OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares," "THE TENDER OFFER -- Section 4. Withdrawal Rights," "THE TENDER OFFER -- Section 8. Financing of the Transactions," "THE TENDER
OFFER -- Section 10. Effect of the Transactions on the Market for Shares; Exchange Act Registration," "THE TENDER OFFER -- Section 11. Certain Conditions to the Offer," "THE TENDER OFFER -- Section 12. Certain Legal Matters and Regulatory Approvals" and "THE TENDER OFFER -- Section 16. Miscellaneous" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions," "SPECIAL
FACTORS -- Purposes and Reasons of Purchasers and Dr. James Leininger for the Transactions," "SPECIAL FACTORS -- The Transaction Agreement, the Support Agreement and the Agreement Among Bidders," "SPECIAL FACTORS -- Transactions and Arrangements Concerning the Shares" and "THE TENDER OFFER -- Section 1. Terms of the Offer; Expiration Date" is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(g) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of the Company for the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of Purchasers and Dr. James Leininger for the Transactions," "SPECIAL FACTORS -- Plans for the Company after the Transactions; Certain Effects of the Transactions," "SPECIAL FACTORS -- The Transaction Agreement, the Support Agreement and the Agreement Among Bidders," "THE TENDER OFFER -- Section 9. Dividends and Distributions" and "THE TENDER
OFFER -- Section 10. Effects of the Transactions on the Market for Shares; Exchange Act Registration" is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Purchase under "INTRODUCTION" and "THE TENDER OFFER -- Section 8. Financing of the Transactions" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 13. Fees and Expenses" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 8. Financing of the Transactions" is incorporated herein by reference.

     (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of the Company for the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of Purchasers and Dr. James Leininger for the Transactions" and "SPECIAL FACTORS -- Plans for the Company After the Transactions; Certain Effects of the Transactions" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Transactions" and "SPECIAL
FACTORS -- Recommendation of the Disinterested Directors and the Board; Fairness of the Transactions" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of the Company for the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of Purchasers and Dr. James Leininger for the Transactions," "SPECIAL FACTORS -- Position of Purchasers and Dr. James

Leininger Regarding Fairness of the Transactions," and "SPECIAL FACTORS -- Plans for the Company after the Transactions; Certain Effects of the Transactions," is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Plans for the Company after the Transactions; Certain Effects of the Transactions," "SPECIAL FACTORS -- Rights of the Shareholders in the Transactions," "SPECIAL FACTORS -- The Transaction Agreement, the Support Agreement and the Agreement Among Bidders," "SPECIAL FACTORS -- Transactions and Arrangements Concerning the Shares," "THE TENDER OFFER -- Section 5. Certain U.S. Federal Income Tax Consequences," "THE TENDER OFFER -- Section 8. Financing of the Transactions" and "THE TENDER
OFFER -- Section 10. Effect of the Transactions on the Market for Shares; Exchange Act Registration" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a) -- (e) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Recommendation of the Disinterested Directors and the Board; Fairness of the Transactions," "SPECIAL FACTORS -- Opinion of BT Alex. Brown Incorporated," "SPECIAL FACTORS -- Position of Purchasers and Dr. James Leininger Regarding Fairness of the Transactions," "SCHEDULE II. Opinion of BT Alex. Brown Incorporated" and "SPECIAL FACTORS -- Rights of the Shareholders in the Transactions" is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Transactions" is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) -- (c) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Recommendation of the Disinterested Directors and the Board; Fairness of the Transactions," "SPECIAL FACTORS -- Opinion of BT Alex. Brown Incorporated," and "SCHEDULE II -- Fairness Opinion of BT Alex. Brown Incorporated" is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The information set forth in the Offer to Purchase under "INTRODUCTION" and "SPECIAL FACTORS -- Beneficial Ownership of Common Stock" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- The Transaction Agreement, the Support Agreement and the Agreement Among Bidders" and "SPECIAL FACTORS -- Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL
FACTORS -- Purposes and Reasons of the Company for the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of Purchasers and Dr. James Leininger for the Transactions," "SPECIAL FACTORS -- The Transaction Agreement, the Support Agreement and the Agreement Among Bidders" and "SPECIAL FACTORS -- Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) -- (b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Purposes and Reasons of Purchasers and Dr. James Leininger for the Transactions," "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions," "SPECIAL FACTORS -- Transactions and Arrangements Concerning the

Shares" "SPECIAL FACTORS -- The Transaction Agreement, the Support Agreement and the Agreement Among Bidders," "SPECIAL FACTORS -- Beneficial Ownership of Common Stock" and "SPECIAL FACTORS -- Recommendation of the Disinterested Directors and the Board; Fairness of the Transactions" is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Rights of the Shareholders in the Transactions" and "SCHEDULE III. Articles 5.11 through 5.13 of the Texas Business Corporation Act" is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

     (a) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company" is incorporated herein by reference. In addition, the Company's audited financial statements for the fiscal years ended December 31, 1995 and December 31, 1996 and the Company's unaudited financial statements three-month and six-month periods ended June 30, 1996 and June 30, 1997 are attached to the Offer to Purchase as Schedules IV and V thereto, respectively.

     (b) Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions" and "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions," "SPECIAL FACTORS -- Transactions and Arrangements Concerning the Shares" and "THE TENDER OFFER -- Section 13. Fees and Expenses" is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (d)(1) and
(d)(2), respectively, are incorporated herein by reference in their entirety.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Commitment Letter, dated October 1, 1997, from Bank of America National Trust and Savings Association, BancAmerica Robertson Stephens, Bankers Trust Company and BT Alex. Brown Incorporated.

     (a)(2) Engagement Letter, dated October 1, 1997, from BT Alex. Brown Incorporated and BancAmerica Robertson Stephens.

     (a)(3) Commitment Letter, dated October 1, 1997, from Bankers Trust New York Corporation and Bank of America National Trust and Savings Association.

     (b)(1) Opinion of BT Alex. Brown Incorporated (included as Schedule II to the Offer to Purchase filed as Exhibit (d)(1) below).

     (b)(2) Presentation of BT Alex. Brown Incorporated, dated October 1, 1997.

     (c)(1) Transaction Agreement, dated as of October 2, 1997, among Fremont Purchaser II, Inc., RCBA Purchaser I, L.P. and the Company.

     (c)(2) Shareholder Support Agreement, dated as of October 2, 1997, among F Purchaser, B Purchaser and Dr. James Leininger.

     (c)(3) Agreement Among Bidders, dated as of October 2, 1997, between Fremont Partners, L.P. and Richard C. Blum & Associates, L.P.

     (c)(4) Kinetic Concepts, Inc. Management Equity Plan.

     (c)(5) Form of Stock Retention Agreement.

     (c)(6) Management Equity Agreement for Raymond R. Hannigan, dated October 2, 1997.

     (c)(7) Guarantee, dated October 2, 1997 by Fremont Partners, L.P.

     (d)(1) Offer to Purchase, dated October 8, 1997.

     (d)(2) Letter of Transmittal, dated October 8, 1997.

     (d)(3) Notice of Guaranteed Delivery, dated October 8, 1997.

     (d)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 8, 1997.

     (d)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 8, 1997.

     (d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (d)(7) Summary Advertisement as published in The Wall Street Journal on October 8, 1997.

     (d)(8) Press Release issued by the Company on October 3, 1997.

     (d)(9) Letter to the Company's Shareholders from Raymond R. Hannigan, President and Chief Executive Officer of the Company, dated October 8, 1997.

     (e) Articles 5.11 through 5.13 of the Texas Business Corporation Act (included as Schedule III to the Offer to Purchase filed as Exhibit (d)(1) above).

     (f) Not applicable.
---------------

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 8, 1997

                                          Kinetic Concepts, Inc.

                                          By: /s/ DENNIS E. NOLL
                                            ------------------------------------
                                            Name: Dennis E. Noll
                                            Title: Senior Vice President

                                          Fremont Purchaser II, Inc.

                                          By: /s/ R.S. KOPF

                                            ------------------------------------
                                            Name: R.S. Kopf
                                            Title: General Counsel and Secretary

                                          RCBA Purchaser I, L.P.

                                          By Richard C. Blum & Associates, L.P.,
                                            its General Partner

                                          By: /s/ MURRAY A. INDICK

                                            ------------------------------------
                                            Name:
                                            Title:

                                          /s/ JAMES R. LEININGER, M.D.

                                          --------------------------------------
                                          James R. Leininger, M.D.

                                 EXHIBIT INDEX

EXHIBIT NO.                                      DESCRIPTION
-----------   ----------------------------------------------------------------------------------
   (a)(1)     Commitment Letter, dated October 1, 1997, from Bank of America National Trust and
              Savings Association, BancAmerica Robertson Stephens, Bankers Trust Company and BT
              Alex. Brown Incorporated.
   (a)(2)     Engagement Letter, dated October 1, 1997, from BT Alex. Brown Incorporated and
              BancAmerica Robertson Stephens.
   (a)(3)     Commitment Letter, dated October 1, 1997, from Bankers Trust New York Corporation and Bank of America National Trust and Savings Association.
   (b)(1)     Opinion of BT Alex. Brown Incorporated (included as Schedule II to the Offer to
              Purchase filed as Exhibit (d)(1) below).
   (b)(2)     Presentation of BT Alex. Brown Incorporated dated October 1, 1997.
   (c)(1)     Transaction Agreement, dated as of October 2, 1997, among Fremont Purchaser II,
              Inc., RCBA Purchaser I, L.P. and the Company.
   (c)(2)     Shareholder Support Agreement, dated as of October 2, 1997, among F Purchaser, B
              Purchaser and Dr. James Leininger.
   (c)(3)     Agreement Among Bidders, dated as of October 2, 1997, between Fremont Partners,
              L.P. and Richard C. Blum & Associates, L.P.
   (c)(4)     Kinetic Concepts, Inc. Management Equity Plan.
   (c)(5)     Form of Stock Retention Agreement.
   (c)(6)     Management Equity Agreement for Raymond R. Hannigan, dated October 2, 1997.
   (c)(7)     Guarantee, dated October 2, 1997, by Fremont Partners, L.P.
   (d)(1)     Offer to Purchase, dated October 8, 1997.
   (d)(2)     Letter of Transmittal, dated October 8, 1997.
   (d)(3)     Notice of Guaranteed Delivery, dated October 8, 1997.
   (d)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees,
              dated October 8, 1997.
   (d)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
              and Other Nominees, dated October 8, 1997.
   (d)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form
              W-9.
   (d)(7)     Summary Advertisement as published in The Wall Street Journal on October 8, 1997.
   (d)(8)     Press Release issued by the Company on October 3, 1997.
   (d)(9)     Letter to the Company's Shareholders from Raymond R. Hannigan, President and Chief
              Executive of the Company, dated October 8, 1997.
      (e)     Articles 5.11 through 5.13 of the Texas Business Corporation Act (included as
              Schedule III to the Offer to Purchase filed as Exhibit (d)(1) above).
      (f)     Not applicable.